Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following e-mail was sent to all employees of Macromedia, Inc. on July 11, 2005:

Hello All,

End of Quarter and the holiday week have not slowed progress on the integration front. The functional leads and teams did an incredible job of closing the quarter while separately keeping momentum around planning for Day One. Each week, we are gaining further clarity and focus regarding how to best prioritize our efforts and make the most difference for our customers, partners and employees when we become a combined company.

The next two milestones in the planning process are scheduled to take place in July. The IPO will host the second Interdependency Summit Friday in San Francisco. The Summit is a working session designed to help cross-functional teams identify interdependencies and collaboration points associated with the “Awareness to Purchase” business process. At the end of the month, a Feasibility Workshop will be held to allow us to “reality check” scope and deliverables for day one, particularly in the areas of IT and Operations which typically have numerous integration requests from every group in the company.

You probably have noticed more and more Adobe faces in the hallways as executives from both companies continue to show a strong commitment to making the time prior to close pass as smoothly as possible. Earlier this week, Bruce hosted additional sessions in the San Francisco office, extending the idea of roundtable discussions with the product teams to include more groups across the company such as IT, Finance and Operations. He talked about some of the positive things associated with working for a bigger company including the ability to invest in employee programs, profit sharing and benefits and the ability to take a long-term view in funding strategic projects. He also spoke frankly about some of his frustrations and hopes for the future.

“My notable impressions of Bruce included his genuine interest in each employee’s perspective and thoughtful responses to their questions,” said Michael Strambi, corporate controller & treasurer. “He demonstrated great passion and energy in outlining his vision of the combined company!”

In my last email, I mentioned that Digby Horner, Adobe’s senior vice president, Engineering Technology Group, spent time at both the Adobe and Macromedia offices in India. Digby reported similarities between our two development models used there. “They have taken some of their current products and moved those entirely to India,” he explained. “They’ve also built a series of extension teams in India that augment their core teams in the U.S. And, they provide development and quality engineering for certain products. Those models are exactly the same as the ones we have. I think some great strengths will emerge when we are able to work together.”

Finally, you may have seen the press release this morning related to our regulatory review process. The release announced that Adobe and Macromedia will provide additional information and documentation to the Department of Justice related to the pending acquisition of Macromedia.  This request, commonly referred to as a “second request”, is a step in the DOJ’s merger review process, and we will respond to it promptly. The second request is limited to information about the companies’ products in the areas of web authoring/design and vector graphics illustration. Responding to this request provides both companies with the opportunity to help the DOJ better understand our products in these areas. While this second request does extend the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act, the acquisition is still anticipated to close this fall, pending approval by stockholders, the SEC and other regulatory agencies. Additionally, both companies expect to hold meetings of our respective stockholders to approve the acquisition in September 2005.  See the press release (http://www.adobe.com/aboutadobe/pressroom/main.html) issued today for more information.

Be sure to take advantage of the various opportunities we have scheduled to learn about the integration planning process itself, Adobe’s products, people and culture.  More are on the way so check the integration Macronet site for schedules and postings (http://macronet/hr/adobe_integration/ ).   As always, feel free to bring up any questions directly to me or submit them to the integration Macronet site.

Regards,

Betsey

FORWARD LOOKING STATEMENTS

This e-mail includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements in this e-mail include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this e-mail.  Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.  Actual results may differ materially from those contained in the forward-looking statements in this e-mail.  Additional information concerning these and other risk factors is contained in Adobe’s and Macromedia’s most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this e-mail. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this e-mail. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Adobe Systems Incorporated has filed a registration statement on Form S-4, and Adobe and Macromedia, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-832-5995. Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on June 20, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.